UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT

MRV COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-11174	06-1340090
(State or other jurisdiction of	(Commission file number)	(I.R.S. employer
incorporation or organization)		identification number)

20520 Nordhoff Street, Chatsworth, CA  91311
(Address of principal executive offices, zip code)

Neshan Nino Tavitian (747) 224-2169
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosures
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
A copy of MRV Communication Inc.'s (MRV's) Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at ir.mrv.com.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form for the Reporting period January 1, 2016 to December 31, 2016.

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2017

MRV COMMUNICATIONS, INC.

	By:	/s/ Stephen G. Krulik
Stephen G. Krulik
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.